Manor Care, Inc. 333 N. Summit Street PO Box 10086 Toledo, Ohio 43699-0086 (419) 252-5500	ManorCare

November 19, 2004

CONFIDENTIAL

VIA EDGAR

Michele M. Anderson, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Re:	Manor Care, Inc. TO-I filed November 3, 2004 File No. 5-42240

Dear Ms. Anderson:

     Pursuant to your letter dated November 15, 2004 we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings in connection with the tender offer commenced November 3, 2004;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to company’s filings in connection with the tender offer commenced on November 3, 2004;

•	the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States of America.

     In addition, we acknowledge that the Commission’s Division of Enforcement has access to all information that we may provide to the staff of the Commission’s Division of Corporation Finance in their review of our filings or in response to their comments on our filing.

     Should you have any questions relating to foregoing, please do not hesitate to contact the undersigned at (419) 252-5545 or Travis L. Nelson of Latham & Watkins LLP at (312) 876-7686. Thank you for your cooperation and your attention in this matter.

Very Truly Yours,
/s/ Geoffrey G. Meyers
Geoffrey G. Meyers
Executive Vice President and Chief Financial Officer

cc:     Latham & Watkins LLP